UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ERICKSON INCORPORATED

Delaware	001-35482	93-1307561
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239
(Address of principal executive offices and Zip Code)

Edward T. Rizzuti
(503) 505-5821
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Erickson Incorporated (the "Company" or “we”) evaluated its products sold in 2014 and determined that certain products the Company manufactured or contracted to manufacture and sold in 2014 contained tin, tungsten, tantalum and/or gold. We have not yet been able to fully identify countries of origin of the necessary conflict minerals and smelters and refiners used to process the necessary conflict minerals in our products and have determined that our supply chain is DRC conflict undeterminable, and, as a result, we have filed a Conflict Minerals Report a copy of which is contained on our website at www.ericksonaviation.com.

Item 1.02 - Exhibit
The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 - Exhibits

Exhibit	Description
1.01	Conflict Minerals Report for 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 1, 2015	ERICKSON INCORPORATED

		By:	/s/ Edward T. Rizzuti
Edward T. Rizzuti
Vice President & General Counsel

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